Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-121238

SUPPLEMENT NO. 6
DATED NOVEMBER 26, 2008
TO THE PROSPECTUS DATED AUGUST 11, 2008
OF CORNERSTONE CORE PROPERTIES REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Core Properties REIT, Inc. dated August 11, 2008, as supplemented by prospectus supplement no. 1 dated August 11, 2008, prospectus supplement no. 2 dated August 18, 2008, prospectus supplement no. 3 dated September 22, 2008 prospectus supplement no. 4 dated October 30, 2008, prospectus supplement no. 5 dated November 19, 2008.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Core Properties REIT, Inc. and, as required by context, Cornerstone Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	updates regarding risks related to an investment in our shares.

Status of Our Public Offering

We are offering up to 44.4 million shares of common stock at $8 per share in our offering. As of November 21, 2008, we raised approximately $143.4 million of gross proceeds from the sale of approximately17.9 million shares of our common stock and had acquired twelve properties.   We intend to cease offering shares of common stock in this primary offering upon the earlier June 1, 2009 or the date the registration statement relating to our proposed follow-on offering, is declared effective by the Securities and Exchange Commission.  We expect to continue to offer shares pursuant to our distribution reinvestment plan under this offering after the primary offering terminates.

Risks to Consider Before Investing

The following risk factor supplements and replaces a risk previously disclosed on page 19 of our prospectus dated August 11, 2008, under the caption “Your interest in us may be diluted if we issue additional stock.”

Your interest in us may be diluted if we issue additional stock.

Our stockholders do not have preemptive rights to any stock we issue in the future. Therefore, in the event that we (1) sell stock in the future, including stock issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into stock, (3) issue stock in a private offering, (4) issue stock upon the exercise of the options granted to our independent directors, employees of our advisor or others, or (5) issue stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests in our operating partnership, investors purchasing stock in this offering will experience dilution of their percentage ownership in us. Depending on the terms of such transactions, most notably the price per share, which may be less than the price paid per share in this offering, and the value of our properties, investors in this offering might also experience a dilution in the book value per share of their stock.

On November 25, 2008 we filed a registration statement on Form S-11 with the SEC (SEC File no. 333-155640) to register a follow-on public offering of up to 67,500,00 shares of common stock.  Pursuant to the  registration statement, we propose to register up to 56,250,000 shares of common stock in a primary offering for $8.00 per share, with discounts available to certain categories of purchasers. We will also register up to 11,250,000 shares pursuant to our dividend reinvestment plan at a purchase price equal to the higher of $7.60 per share or 95% of the fair market value of a share of our common stock.  If we sell shares in a follow-on offering at a price to the public of $8.00 per share, the book value of our outstanding shares will not be diluted, however the percentage of our stock held by our current stockholders will decrease.

The following risk factor supplements and replaces a risk previously disclosed on page 21 of our prospectus dated August 11, 2008, under the caption “Our advisor has advised us that FINRA has commenced an inquiry with regard to our affiliated dealer manager which is in the preliminary stage.  We cannot predict the outcome of the investigation.  Some potential outcomes could adversely affect our ability to raise proceeds in this offering.”

We are dependent on our affiliated dealer manager to raise funds in this offering.  Events that prevent our dealer manager from serving in that capacity would jeopardize the success of this offering and could reduce the value of your investment.

The success of this offering depends to a large degree on the capital-raising efforts of our affiliated dealer manager.  If we were unable to raise significant capital in this offering, our general and administrative costs would be likely to continue to represent a larger portion of our revenues than would otherwise be the case, which would likely adversely affect the value of your investment.  In addition, lower offering proceeds would limit the diversification of our portfolio, which would cause the value of your investment to be more dependent on the performance of any one of our properties.  Therefore, the value of your investment could depend on the success of this offering.

We believe that it could be difficult to secure the services of another dealer manager for a public offering of our shares should our affiliated dealer manager be unable to serve in that capacity.  Therefore, any event that hinders the ability of our dealer manager to conduct the offering on our behalf would jeopardize the success of the offering and could adversely affect the value of your investment.  A number of outcomes, including those discussed below, could impair our dealer manager’s ability to successfully serve in that capacity.

Our dealer manager has limited capital.  In order to conduct its operations, our dealer manager depends on transaction-based compensation that it earns in connection with offerings in which it participates.  If our dealer manager does not earn sufficient revenues from the offerings that it manages, it may not have sufficient resources to retain the personnel necessary to market and sell large amounts of shares on our behalf.  In addition, our dealer manager has also relied on equity investments from our affiliates in order to fund its operations, and our affiliates have relied on private offering proceeds in order to make such equity investments in our dealer manager.  Should our affiliates become unable or unwilling to make further equity investments in our dealer manager, our dealer manager’s operations and is ability to conduct a successful public offering for us could suffer.

FINRA (formerly, the NASD) is conducting a non-public inquiry with regard to our affiliated dealer manager that is, we understand, focused on the private placements conducted by our dealer manager during the period from January 1, 2004 through October 31, 2007.  We have been advised that our dealer manager is responding to FINRA’s request for information and intends to continue to cooperate in the inquiry.   Although we cannot, at this time, assess either the duration or the likely outcome or consequences of this inquiry, FINRA has the authority to impose sanctions on our dealer manager that could adversely affect its ability to serve in that capacity.

Our dealer manager operates in a highly regulated area and must comply with a complex scheme of federal and state securities laws and regulations as well as the rules imposed by FINRA, especially in connection with our public offerings and those of other Cornerstone-related programs.  In some cases, there may not be clear authority regarding the interpretation of regulations applicable to our dealer manager.  In such an environment, the risk of sanctions by regulatory authorities is heightened.  Although these risks are also shared by other dealer managers of public offerings, the risks may be greater for our dealer manager because of the limited financial resources of our dealer manager and its affiliates.  Limited financial resources may make it more difficult for our dealer manager to endure regulatory sanctions and to continue to serve effectively as the dealer manager of this offering.  If our dealer manager cannot effectively serve as the dealer manager of this offering, this offering may be less successful and the value of your investment may be adversely affected.